Exhibit 21

LIST OF SUBSIDIARIES

1.  Stevia Asia Limited, a company incorporated under the companies ordinance of Hong Kong

2.  Stevia Technew Limited, a company incorporated under the companies ordinance of Hong Kong

3.  Stevia Ventures International Ltd., a corporation organized under the laws of the British Virgin Islands